

July 12, 2012

Via E-mail
Mr. Graham K. Cooper
Executive Vice President, Finance and Business
Development, and Chief Financial Officer
Geron Corporation
230 Constitution Drive
Menlo Park, CA 94025

Re: **Geron Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed March 7, 2012
            File No. 000-20859

Dear Mr. Cooper:

        We have reviewed your filing and have the following comments. In some of our
comments, we ask you to provide us with information so we may better understand your
disclosure.

        Please respond to this letter within 10 business days by amending the above filing, by
providing the requested information or by advising us when you will provide the requested
response. If you do not believe a comment applies to your facts and circumstances or that an
amendment is required, please tell us why in your response. Please furnish us a letter on
EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the amendment and information you provide in response to these
comments, we may have additional comments.

Item 1. Business
GRN1005: LRP-Directed Peptide-Drug Conjugate for Treating Patients with Brain Metastases,
page 10

1. Regarding the license agreement entered into between the Registrant and Angiochem,
    Inc. on December 6, 2010, please amend your report to provide the following material
    information in a comprehensive discussion of the agreement:

    -   A description of the intellectual property and know-how licensed to the registrant
        and the nature, scope and duration of that license,

    -   All other material rights and obligations of both parties to the agreement including
        those related to the further development of the product,

- The amount of all upfront, annual or milestone payments paid or received to date under the agreement in the aggregate,

- The amount of additional milestone or other payments that may be paid or received in the aggregate indicating the amounts that relate to development milestones and the amount that relates to commercial milestones, as applicable,

- The royalty rates or a range of royalty rates within ten percent (i.e. single digits, teens, twenties, etc.),

- The duration of the agreement,

- Provisions for termination of the agreement prior to its duration by either party, and

- Any conditions that have to be satisfied or maintained by the company in order to prevent such termination by Angiochem, Inc., if any.

Intellectual Property, page 13

2.   We note that at the bottom of page 13 you disclose expiration dates for the Company's "later filed composition of matter patents and patent applications." We also note that you also provide the following disclosure that precedes the table.

> "Consequently, earlier filed, broad technology patents will usually expire ahead of patents covering later development such as product formulations."

It is unclear whether you are suggesting that the later-filed patents covering product formulations are the most crucial to protecting your product pipeline. Please advise us as to whether the disclosed expiration dates relate to the patents that are most important to maintaining the registrant's competitive advantage regarding each of the product candidates.

Please amend your disclosure to include expiration dates for the patents that are most material to protecting your product pipeline and so state that you have included information for the most material patents. Alternately, just disclose that the later-filed patents referenced in the table are the most material to your business.

3.   We note your disclosure that certain of the Company's patents are in-licensed or co-owned by other entities through the following material contracts included in the exhibits to your Form 10-K:

- The license agreement between the Registrant and University of Texas Southwestern Medical Center at Dallas entered into on December 8, 1992, and amended on July 23, 2001,

- The license agreement between the Registrant and University Technology Corporation entered into on December 9, 1996, and

- The license agreement between the Registrant and the Regents of the University of California entered into on February 2, 1994.

Please amend your report to provide the same material information we have requested in Comment 1 in a comprehensive discussion of these agreements, to the extent applicable. Alternately, if you no longer believe that any of these agreements are material to your business please provide us your comprehensive analysis as to your conclusions as to any such agreements. We may have further comments after reviewing your response.

Management's Discussion and Analysis of Financial Condition and Results of operations

Results of Operations
Research and Development Expenses, page 45

4. You breakout R&D costs by therapeutic area in a table on page 47 but it appears that certain product candidates within each therapeutic area are material to research and development expenses. Please amend your filing to revise your disclosure to quantify R&D costs by each product candidate on page 46 or disclose why you cannot provide the information by product candidate.

Significant Cash and Contractual Obligations, page 51

5. In footnote (1) to the table, please amend your filing to disclose the amount of aggregate milestones to be made under your research collaboration and license agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Everson Ladson, Staff Attorney, at (202) 551-3495 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant